EXHIBIT 99.4
                                                                    ------------


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Harvest Energy Trust should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2004. In this MD&A, reference to "Harvest", "we", "us" or "our" refers to Harvest Energy Trust and all of its controlled entities on a consolidated basis. The information and opinions concerning our future outlook are based on information available as at this date.

All references are to Canadian dollars unless otherwise indicated. Tabular amounts are in thousands of dollars unless otherwise stated. Natural gas volumes are converted to barrels of oil equivalent ("BOE") using the ratio of six thousand cubic feet (6 mcf) to one barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

CERTAIN FINANCIAL REPORTING MEASURES

We use certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Cash Flow from Operations", "Net Debt", "Payout Ratio", "Net Operating Income" and "Operating Netbacks". These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Specifically, management uses Cash Flow from Operations as cash flow from operating activities before changes in non-cash working capital and settlement of asset retirement obligations. Under GAAP, this measure is defined as funds flow, and the accepted definition of cash flow from operating activities is net of changes in non-cash working capital and settlement of asset retirement obligations. Cash Flow from Operations as presented is not intended to represent an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. Management believes our usage of Cash Flow from Operations is a better indicator of our ability to generate cash flows from future operations. Net Debt, Payout Ratio, Net Operating Income and Operating Netbacks are additional non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Net Debt includes total debt outstanding, any working capital deficit, the face value of convertible debentures outstanding, and equity bridge notes. (Note: for accounting purposes in 2004, convertible debentures and equity bridge notes were classified as equity and not debt. In 2005, accounting rule changes will result in these amounts being presented as debt). Payout Ratio is the ratio of distributions to total Cash Flow from Operations. Net Operating Income is net revenue (gross revenue less royalties) less operating expenses. Operating Netbacks are always reported on a per BOE basis, and include gross revenue, royalties and operating expenses, net of any realized gains and losses on related derivative contracts.

FORWARD LOOKING INFORMATION

This MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words "believe," "expect," "intend," "estimate" or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this MD&A include, among others, statements regarding our:

     o   expected financial performance in future periods;

     o expected increases in revenue attributable to development and production activities;

     o   estimated capital expenditures for fiscal 2005 and subsequent periods;

     o   competitive advantages and ability to compete successfully;

     o intention to continue adding value through drilling and exploitation activities;

     o   emphasis on having a low cost structure;

     o intention to retain a portion of our cash flows after distributions to repay indebtedness and invest in further development of our properties;

     o reserve estimates and estimates of the present value of our future net cash flows;

     o methods of raising capital for exploitation and development of reserves;

     o factors upon which we will decide whether or not to undertake a development or exploitation project;

     o plans to make acquisitions and expected synergies from acquisitions made;

     o expectations regarding the development and production potential of our properties; and

     o   treatment under government regulatory regimes.

With respect to forward-looking statements contained in this MD&A, we have made assumptions regarding, among other things:

     o future oil and natural gas prices and differentials between light, medium and heavy oil prices;

     o   the cost of expanding our property holdings;

     o our ability to obtain equipment in a timely manner to carry out development activities;

     o our ability to market oil and natural gas successfully to current and new customers;

     o   the impact of increasing competition;

     o   our ability to obtain financing on acceptable terms; and

     o our ability to add production and reserves through our development and exploitation activities.

Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

     o the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;

     o   the uncertainty of estimates of oil and natural gas reserves;

     o   the impact of competition;

     o difficulties encountered during the drilling for and production of oil and natural gas;

     o difficulties encountered in delivering oil and natural gas to commercial markets;

     o   foreign currency fluctuations;

     o the uncertainty of our ability to attract capital; o changes in, or the introduction of new, government regulations relating to the oil and natural gas business;

     o costs associated with developing and producing oil and natural gas; o compliance with environmental regulations;

     o   liabilities stemming from accidental damage to the environment;

     o   loss of the services of any of our senior management or directors; and

     o   adverse changes in the economy generally.

The information contained in this MD&A, including the information provided under the heading "Operational and Other Business Risks" identifies additional factors that could affect our operating results and performance. We urge you to carefully consider these factors.

Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. Our forward-looking statements are only made as of the date of this MD&A and we undertake no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

OVERVIEW AND STRATEGY

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality mature properties. We have operations in four core areas: North Central Alberta, East Central Alberta, Southern Alberta and Southeast Saskatchewan.

Since inception, we have followed a strategy designed for sustainability. We retain significant cash flow for reinvestment, and focus on realizing per unit accretion in reserves, production, cash flow and net asset value when reviewing potential acquisitions and capital projects.

2004 FINANCIAL & OPERATING HIGHLIGHTS
The table below provides a summary of our financial and operating results for both the three and twelve month periods ended December 31, 2004 and 2003. Readers should note that the fourth quarter of 2004 was the first full operating quarter that included production from both of the significant acquisitions completed in 2004. Detailed commentary on individual items within this table is provided elsewhere in this MD&A.

                                                          THREE MONTHS ENDED DECEMBER 31          TWELVE MONTHS ENDED DECEMBER 31
FINANCIAL ($000S EXCEPT WHERE NOTED)                    2004          2003       % Change         2004          2003      % Change
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   (RESTATED)(6)                                (RESTATED)(6)
Revenue, net of royalties                          $ 107,446     $  33,575           220%    $ 277,095     $ 102,939           169%
Cash flow from operations(5)                          53,545        13,699           291%      130,003        46,492           180%
      Per Trust Unit, basic(5)                          1.31          0.85            54%         5.13          3.69            39%
      Per Trust Unit, diluted(5)                        1.27          0.82            55%         4.91          3.58            37%
Net income                                            12,536         5,495           128%       18,231        15,516            17%
      Per Trust Unit, basic                             0.29          0.30            (3%)        0.47          1.16           (59%)
      Per Trust Unit, diluted                           0.28          0.29            (3%)        0.45          1.13           (60%)

Distributions, declared                               24,823        10,209           143%       64,563        30,685           110%
Distributions per Trust Unit, declared(7)               0.60          0.60             0%         2.40          2.40             0%

Payout ratio(2)(5)                                        46%           75%          (39%)          50%           66%          (24%)
Capital asset additions (excluding acquisitions)       8,873         4,334           105%       42,662        27,209            57%
Acquisitions                                              --        80,271          (100%)     706,000       108,700           549%
Net debt (excluding derivative contracts)(3)(5)      429,671        78,555           447%      429,671        78,555           447%
Weighted average Trust Units
      outstanding, basic(4)                           40,937        16,175           153%       25,324        12,591           101%
Trust Units outstanding, end of period                41,788        17,109           144%       41,788        17,109           144%
Trust Units, fully diluted(8), end of period          45,088        18,174           148%       45,088        18,174           148%
===================================================================================================================================
OPERATING
-----------------------------------------------------------------------------------------------------------------------------------

Daily Sales Volumes(10)
      Light oil (bbl/day)                             12,228         4,079           200%        7,911         1,028           670%
      Medium oil (bbl/day)                             3,644         4,662           (22%)       4,324         4,286             1%
      Heavy oil (bbl/day)                             15,120         5,756           163%        8,495         5,444            56%
      Natural gas liquids (bbl/day)                    1,309            70          1770%          471            64           636%
      Natural gas (mcf/d)                             28,338         1,744          1525%       10,903         1,311           732%
-----------------------------------------------------------------------------------------------------------------------------------
Total (BOE/d)                                         37,024        14,858           149%       23,019        11,040           109%
===================================================================================================================================
OPERATING NETBACKS(5) ($/BOE)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                           $   37.77     $   29.13            30%    $   39.33     $   29.62           33%
Realized loss on derivative contracts                  (4.91)        (2.18)          125%        (6.47)        (4.67)          39%
Royalites                                              (6.23)        (4.66)           34%        (6.44)        (4.07)          58%
Operating expense(9)                                   (7.37)        (9.50)          (22%)       (8.48)        (8.94)          (5%)
-----------------------------------------------------------------------------------------------------------------------------------
Operating netback(5)                               $   19.26     $   12.79            51%    $   17.94     $   11.94           50%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  All calculations required to convert natural gas to a crude oil equivalent
     (BOE) have been made using a ratio of 6 mcf of natural gas to 1 barrel of crude oil. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)  Ratio of distributions to cash flow from operations.

(3) Net debt is bank debt, senior notes, equity bridge notes, convertible debentures and any working capital deficit excluding the current portion of derivative contracts and the accounting liability related to our Trust Unit incentive plan. Equity bridge notes and convertible debentures are reflected as equity on our consolidated balance sheet in accordance with Canadian GAAP. In 2005, GAAP will require these amounts to be reflected as debt.

(4)  Reflects both Trust Units and exchangeable shares.

(5) These are non-GAAP measures; please refer to "Certain Financial Reporting Measures" in this MD&A.

(6) Restated to reflect the adoption of new CICA recommendations to account for asset retirement obligations. See Note 3 to the Consolidated Financial Statements.

(7)  As if the Trust Unit is held throughout the period.

(8) Fully diluted units differ from diluted units for accounting purposes. Fully diluted includes Trust Units outstanding at December 31 plus the impact of the conversion or exercise of exchangeable shares, Trust Unit rights and convertible debentures if completed at December 31.

(9) Includes realized gain on electricity derivative contracts of $0.18 and $0.24 for fourth quarter and full year 2004, respectively, and $0.26 and $0.39 for the same periods in 2003.

(10) Harvest classifies its oil production as light, medium and heavy according to NI 51-101 guidance.

2004 HIGHLIGHTS
When reviewing our 2004 results, readers are reminded that the Storm acquisition took place on June 30 2004, and the EnCana acquisition became effective on September 2, 2004. The combination of these two events significantly impacted our operations and financial results for the year as well as comparability between quarters.

     o The Storm acquisition represented approximately 4,000 BOE/d of light oil and natural gas properties in the Red Earth area of North Central Alberta, for consideration of $192.2 million;

     o The EnCana acquisition of $526 million ($511.4 million after adjustments) for properties in East Central and Southern Alberta added approximately 19,000 BOE/d of production. Additionally, our reserve life index increased to 8 and we diversified our product mix by increasing our natural gas production weighting to approximately 13%;

     o We successfully closed a financing of U.S.$250 million, 7-year 7?% senior notes on October 14, 2004 creating additional financial flexibility and providing entry into the U.S. financial markets. The proceeds from the financing were used to substantially repay outstanding bank debt used to finance the EnCana acquisition;

     o We have successfully integrated the new North Central, East Central and Southern Alberta personnel and assets into our existing operations. Development and optimization work on all properties commenced immediately after the closing of each transaction.


2004 BENCHMARK PERFORMANCE AND 2005 OUTLOOK

The table below provides a summary of our performance during 2004 against objectives identified in our 2003 annual report, and outlines our objectives for 2005.

2004 OBJECTIVE                         2004 PERFORMANCE                                       2005 OUTLOOK
-------------------------------------- ------------------------------------------------------ --------------------------------
-Build on success achieved in 2003     -Through our internal capital development program,     -Continue to develop and
by adding proved reserves               and increased Total Proved reserves by over 5.6        maximize returns from our
and extending reserve life (RLI)       MMBOE, after adjusting for production. Corporate RLI    assets.
                                       extended to 8 years through development and
                                       acquisition.

-Execute on accretive acquisitions     -Completed Storm acquisition in June, increasing       -Continue to evaluate
that offer strategic fit, cost         production at that time to approximately 19,000        acquisition opportunities, and
reductions, and improvement of         BOE/d and RLI to 6.7 years.  High netback              capitalize on those where
portfolio quality.                                                                            value can be added.  If

2004 OBJECTIVE                         2004 PERFORMANCE                                       2005 OUTLOOK
-------------------------------------- ------------------------------------------------------ --------------------------------
                                       production and light oil added to asset mix.           acquisition market not
                                                                                              accessible, exploit existing
                                       -Completed EnCana acquisition in September,            inventory of opportunities for
                                       increasing production in the fourth quarter to         development.
                                       average approximately 37,000 BOE/d.  High netback
                                       production and natural gas added to asset portfolio.

-Invest $35 million of capital in      -Invested approximately $43 million in development     -Invest approximately $75
development program                    capital through the year, recording Proved plus        million in capital development.
                                       Probable Finding & Development (F&D)
                                       costs of $4.15/BOE and Total Proved F&D
                                       costs of $5.42/BOE.

-Maintain average production between   -2004 production averaged 23,019 BOE/d; fourth         -Production to average between
15,000 and 15,500 BOE/d                quarter 2004 production averaged 37,024 BOE/d.         34,000 and 36,000 BOE/d

-Attain average royalty rate between   -2004 royalty rate averaged 16.4%, while operating     -Maintain average royalty rate
15 and 17% and operating expense/BOE   expenses per BOE averaged approximately $8.48/BOE      between 15 and 17%, and
between $10.00 and $10.50              for the full year and $7.37 in the fourth quarter.     maintain operating expenses
                                                                                              per BOE between $7.75 and
                                                                                              $8.50.

-Pay $0.20 per unit per month          -2004 distributions totaled $2.40 per Trust Unit.      -Maintain consistent $0.20
distribution through 2004                                                                     distribution level through
                                                                                              2005.

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The table and discussion below highlight our performance for the previous eight quarters on select measures. Our Initial Public Offering took place in December of 2002.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                        (RESTATED - REFER TO NOTE 3 OF THE
                                                                                         CONSOLIDATED FINANCIAL STATEMENTS)
                                                           2004                                           2003
                                   --------------------------------------------    ----------------------------------------------
FINANCIAL                                Q4          Q3          Q2          Q1           Q4          Q3          Q2          Q1
-------------------------------------------------------------------------------    ----------------------------------------------
Revenue, net of royalties         $ 107,446   $  85,424   $  44,752   $  39,473    $  33,575   $  24,706   $  21,350   $  23,308
Operating expense (3)               (25,113)    (18,993)    (13,600)    (13,674)     (12,984)     (9,661)     (6,596)     (6,804)
---------------------------------------------------------------------------------------------------------------------------------
Net operating income1             $  82,333   $  66,431   $  31,152   $  25,799    $  20,591   $  15,045   $  14,754   $  16,504

Net income (loss)                    12,536       5,166       1,594      (1,065)       5,495       5,488       1,064       3,469
       Per Trust Unit, basic (2)       0.29        0.07        0.02       (0.13)        0.30        0.44        0.09        0.33
       Per Trust Unit, diluted (2)     0.28        0.07        0.02       (0.13)        0.29        0.43        0.09        0.32
Cash flow from operations (1)        53,545      44,459      17,160      14,839       13,699      16,758       9,546       6,489
       Per Trust Unit, basic (1)       1.31        1.50        0.99        0.87         0.85        1.35        0.84        0.62
       Per Trust Unit, diluted (1)     1.27        1.47        0.96        0.84         0.82        1.31        0.82        0.60

SALES VOLUMES
---------------------------------------------------------------------------------------------------------------------------------

Crude oil (bbl/d)                    30,992      22,397      14,775      14,626       14,497      11,054       9,371       8,034
Natural gas liquids (bbl/d)           1,309         377         141          50           70          77          67          43
Natural gas (mcf/d)                  28,338      11,909       2,249         915        1,744       1,453       1,161         875
-----------------------------------------------------------------------------------------------------------------------------
Total (BOE/d)                        37,024      24,759      15,291      14,829       14,858      11,373       9,632       8,223
==================================================================================================================================

(1) THIS IS A NON-GAAP MEASURE AS REFERRED TO UNDER "CERTAIN FINANCIAL REPORTING MEASURES".

(2) THE SUM OF THE INTERIM PERIODS DOES NOT EQUAL THE TOTAL PER YEAR AMOUNT AS THERE WERE LARGE FLUCTUATIONS IN THE WEIGHTED AVERAGE NUMBER OF TRUST UNITS OUTSTANDING IN EACH INDIVIDUAL QUARTER.

(3)  REFLECTS THE GAINS AND LOSSES ON ELECTRICITY DERIVATIVE CONTRACTS.

Net revenues and net operating income have trended higher since the first quarter of 2003, with significant increases occurring in the third and fourth quarters of 2004. The revenue increase since 2003 is primarily attributable to increasing production volumes and the strong commodity price environment during 2004. The two significant acquisitions completed in 2004, which closed in June and September, both contributed to the significant increases in third and fourth quarter production volumes, revenue and cash flow.

Net income reflects both cash and non-cash items. The non-cash items, including depletion, depreciation and accretion (DD&A), foreign exchange, unrealized gain or loss on derivatives, Trust Unit right compensation expense and future income taxes can cause net income to vary significantly. However, these items do not impact the cash flow available for distributions to unitholders, and therefore management believes net income may be a less meaningful measure of performance for a royalty trust such as Harvest. Net income (loss) has not reflected the same trend as net revenues or cash flows due mainly to the inclusion of unrealized mark-to-market gains and losses on derivative contracts.

Cash flow from operations is a key measure for a royalty trust as it represents the key source of cash distributions for unitholders. Excluding the substantial non-recurring foreign exchange gain realized in the third quarter of 2003, our cash flow from operations has demonstrated a steady upward trend. Cash flows can be impacted by factors outside of management's control such as commodity prices and currency exchange rates. We strive to mitigate the impact of these factors by using hedging (sometimes referred to as 'derivatives' or 'derivative contracts' herein) to fix future commodity prices and currency exchange rates on a portion of our transactions.

[GRAPHICS OMITTED]
[BAR CHARTS]

CASH FLOW FROM OPERATIONS ($MILLIONS)

               2003                               2004
------------------------------     ----------------------------------
  Q1      Q2      Q3       Q4         Q1        Q2        Q3       Q4
------------------------------     ----------------------------------
$6.5    $9.5   $16.8    $13.7      $14.8     $17.2     $44.5    $53.5

OPERATING NETBACKS ($/BOE)

               2003                                 2004
--------------------------------   ---------------------------------
  Q1        Q2       Q3       Q4       Q1       Q2       Q3       Q4
--------------------------------   ---------------------------------
$10.72  $12.71   $11.01   $12.79   $12.41   $13.59   $21.94   $19.26

SUMMARY OF HISTORICAL ANNUAL RESULTS

                                                             YEAR ENDED DECEMBER 31
                                                      ----------------------------------------------------------
($ MILLIONS EXCEPT PER TRUST UNIT AMOUNTS)                         2004                2003                2002
----------------------------------------------------------------------------------------------------------------
                                                                                  (RESTATED)          (RESTATED)
Net revenue                                                $      277.1        $      102.9        $       20.0
Net income                                                         18.2                15.5                 4.8
       Per Trust Unit, basic                                       0.47                1.16                3.47
       Per Trust Unit, fully diluted                               0.45                1.13                3.27
Total assets                                                    1,046.3               256.4               108.4
Total long-term financial liabilities                             300.5                  --                  --
Distributions per Trust Unit, declared ($/Unit)            $       2.40        $       2.40        $       0.20
----------------------------------------------------------------------------------------------------------------

REVENUES

                                          THREE MONTHS ENDED DECEMBER 31            YEAR ENDED DECEMBER 31
                                     --------------------------------------   -------------------------------------
                                          2004          2003      % Change         2004         2003      % Change
---------------------------------------------------------------------------   -------------------------------------
Oil and natural gas sales ($/BOE)    $   37.77     $   29.13           30%    $   39.33    $   29.62           33%
Royalty expense, net ($/BOE)             (6.23)        (4.66)          34%        (6.44)       (4.07)          58%
---------------------------------------------------------------------------   -------------------------------------
Net revenues ($/BOE)                 $   31.54     $   24.47           29%    $   32.89    $   25.55           29%
---------------------------------------------------------------------------   -------------------------------------
Net revenues ($millions)             $   107.4      $   33.6          220%    $   277.1    $   102.9          169%
---------------------------------------------------------------------------   -------------------------------------


Our net revenue is impacted by production volumes, commodity prices, currency exchange rates and royalty rates. As a result of the acquisitions we completed during 2004, and the rising crude oil price environment, our revenues in the three and twelve month periods ending December 31, 2004 increased substantially over the same periods in 2003. Despite this, the increases in our fourth quarter 2004 revenues were slightly offset by widening heavy oil differentials and a strengthening Canadian dollar. Changes in realized prices, volumes and royalty rates are discussed below. The impact of our hedging activities on current and future results is discussed under "Derivative Contracts".

SALES VOLUMES
The average daily sales volumes by product were as follows:

                                        THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                     ------------------------------------   ----------------------------------
                                        2004          2003      % Change      2004         2003      % Change
-------------------------------------------------------------------------   ----------------------------------
Light oil (Bbl/d)                     12,228         4,079         200%      7,911        1,028          670%
Medium oil (Bbl/d)                     3,644         4,662         -22%      4,324        4,286            1%
Heavy oil (Bbl/d)                     15,120         5,756         163%      8,495        5,444            56%
-------------------------------------------------------------------------   ----------------------------------
Total oil (Bbl/d)                     30,992        14,497         114%     20,730       10,758            93%
Natural gas liquids (Bbl/d)            1,309            70         1770%       471           64          636%
-------------------------------------------------------------------------   ----------------------------------
Total liquids (Bbl/d)                 32,301        14,567         122%     21,201       10,822            96%
Natural gas (mcf/d)                   28,338         1,744         1525%    10,903        1,311          732%
-------------------------------------------------------------------------   ----------------------------------
Total oil equivalent (BOE/d)          37,024        14,858         149%     23,019       11,040           109%
-------------------------------------------------------------------------   ----------------------------------

Sales volumes averaged 37,024 BOE/d in the fourth quarter of 2004, compared to 14,858 BOE/d for the same period in 2003. The fourth quarter production breakdown is representative of our new commodity mix following the Storm and EnCana transactions.

                                [GRAPHIC OMITTED]
                                   [BAR CHART]
                  QUARTERLY AVERAGE PRODUCTION VOLUMES (BOE/D)
                2003                                2004
----------------------------------   -------------------------------
   Q1       Q2         Q3       Q4        Q1      Q2      Q3      Q4
----------------------------------   -------------------------------
8,223    9,632     11,373   14,585    14,829  15,291  24,759  37,024


Full year 2004 average production of 23,019 BOE/d was 109% higher than the 11,040 BOE/d averaged in 2003. The higher average production realized in 2004 compared to 2003 is primarily attributable to the two significant acquisitions of Storm and the EnCana properties. In addition, the natural gas component of our production was approximately 13% in the fourth quarter, up from only 2% in the fourth quarter of 2003. In October 2003, we acquired approximately 5,500 BOE/d of production, the full impact of which was not realized until 2004.

For 2005, we anticipate production volumes to average between 34,000 and 36,000 BOE/day.

We do not intentionally manage to a specific production mix. The production mix is a result of our strategy of targeting accretive acquisitions and capitalizing on opportunities, rather than targeting specific commodity types. The product mix changed significantly in 2004 with the addition of light oil from the Storm acquisition and natural gas from the EnCana acquisition.

REALIZED COMMODITY PRICES
The following table provides a breakdown of our 2004 and 2003 average commodity prices by product before realized losses on derivative contracts.

                                   THREE MONTHS ENDED DECEMBER 31              YEAR ENDED DECEMBER 31
                             ----------------------------------------  ----------------------------------------
Product Prices                     2004            2003     % Change         2004            2003     % Change
---------------------------------------------------------------------  ----------------------------------------
Light oil ($/bbl)            $    53.64      $    35.56          51%   $    48.70      $    35.56          37%
Medium oil ($/bbl)                35.55           30.13          18%        38.78           32.18          21%
Heavy oil ($/bbl)                 28.73           24.92          15%        31.11           27.34          14%
Natural gas liquids ($/bbl)       33.19           29.18          14%        41.10           29.92          37%
Natural gas ($/mcf)                5.68            6.01          -5%         6.30            6.70          -6%
---------------------------------------------------------------------  ----------------------------------------
Total ($/BOE)                $    37.77      $    29.13          30%   $    39.33      $    29.62          33%
---------------------------------------------------------------------  ----------------------------------------
Realized derivative
contract losses ($/BOE)(1)   $    (4.91)     $    (2.18)        125%   $    (6.47)     $    (4.67)         39%
---------------------------------------------------------------------  ----------------------------------------
Net realized price ($/BOE)   $    32.86      $    26.95          22%   $    32.86      $    24.95          32%
---------------------------------------------------------------------  ----------------------------------------

(1) These amounts are included in gains and losses on derivative contracts on the income statement.

In 2004, our revenues were impacted by realized losses on oil price swaps and collars that were implemented in 2002 and 2003. These hedge contracts capped our ability to realize upside on WTI price movements. The majority of these types of oil price derivative contracts expired at the end of 2004. Consequently, we will be able to realize net prices closer to spot price levels in 2005. At the time of writing, we had entered into oil price derivative contracts on approximately 75% of our 2005 net crude oil production, and approximately 40% of our 2006 net crude oil production. The majority of the 2005 and 2006 commodity derivative contracts that we have in place provide a fixed crude oil floor price, while retaining the ability to participate in upward price appreciation. Examples of such contracts include 'indexed puts' and 'participating swaps', and additional information on these and other commodity derivative contracts can be found in the "Derivative Contracts" section of this MD&A.

                                                    THREE MONTHS ENDED DECEMBER 31     YEAR ENDED DECEMBER 31
                                                  --------------------------------- -------------------------------
Benchmarks                                            2004        2003    % Change    2004        2003     % Change
----------------------------------------------------------------------------------- -------------------------------
West Texas Intermediate crude oil (US$ per barrel)   48.28       31.18       54.8%    41.40       30.99       33.6%
Edmonton light crude oil ($ per barrel)              58.58       41.05       42.7%    53.20       43.77       21.5%
Lloyd blend crude oil ($ per barrel)                 35.00       27.31       28.2%    36.30       31.48       15.3%
Bow river blend crude oil ($ per barrel)             35.66       28.17       26.6%    37.19       32.39       14.8%
AECO natural gas ($ per mcf)                          7.51        5.96       26.0%     6.80        6.67        1.9%

Canadian / U.S. dollar exchange rate                 0.819       0.760        7.8%    0.770       0.713        8.0%
----------------------------------------------------------------------------------- -------------------------------

Through 2004, the benchmark price of West Texas Intermediate (WTI) crude oil rose steadily, opening the year at U.S.$32.40, hitting a high of $55.67 on October 25th, and closing the year at U.S.$43.45. These historically high prices for crude oil can be attributed to strong demand growth, particularly in China, and economic expansion in the U.S. OPEC was slow to respond to the demand increases and worldwide inventories dropped to near all time lows measured by days of demand cover. This increased demand on OPEC left the cartel with little room for spare capacity, which caused further uncertainty and extreme price volatility. This tight supply/demand balance was compounded by continued unrest in the Middle East, fears of terrorism interrupting the supply chain, and concerns regarding tight refining capacity. In 2005, we anticipate these strong global fundamentals to be sustained, resulting in another robust environment for WTI prices. However, we see the potential for periods of weakness and the possibility for reduced economic growth in key demand markets such as the U.S. having a more serious impact on world oil prices.

Given Harvest's production mix, which includes medium and heavy crude oil, the benefits of high WTI prices were tempered due to wider medium and heavy crude price differentials in 2004. Heavy differentials reached a high in the fourth quarter of U.S.$19.79 per barrel below WTI for Lloyd Blend crude, a benchmark for medium and heavy crude oil prices in Western Canada. In an environment of rising WTI prices, it is expected that differentials will widen, but this effect was exacerbated in the fourth quarter because of stagnation in the heavy refined product market and an increase in the supply of heavy sour crude from OPEC. As a result of this widening differential, our realized price on medium and heavier grade crude oil was constricted. Through 2004, this impact was mitigated by 4,250 BOE/d of hedges on the heavy crude differential. We currently have no differential hedges beyond 2004. We will continue to monitor the market with a view to reducing the impact of changing differentials on realized prices. The market for heavy oil price financial derivatives is not well established and we may need to enter into other forms of transactions to achieve this objective. Our acquisitions in 2004 have helped reduce our exposure to heavy oil differentials by diversifying our commodity mix.

In addition to hedging, we also strive to maximize the price received for our heavy oil production by marketing into streams that offer better pricing, using our natural gas liquids production as a hedge against the cost of condensate and utilizing heated pipelines to reduce blending requirements. If the price of WTI remains high in 2005, we expect differentials to remain wide versus historical levels, but narrow from those experienced in the fourth quarter of 2004.

In 2004, the Canadian dollar continued its strengthening trend, which began in 2002. This dampened the revenue gains from the rising WTI price for Canadian oil producers. The Canadian dollar reached a 12 year high on November 26, 2004 of $0.8493. This compares to the year end 2003 level of $0.7738 and the December 31, 2004 level of $0.8308. As a result of our U.S. dollar denominated senior notes, which were issued in October 2004, we have a partial natural hedge against currency exchange rates. In addition to this natural hedge, we have hedged U.S.$8.3 million per month through 2005, with a floor at U.S. $0.8333. The long term outlook for the Canadian dollar remains robust, as Canada continues to experience strong demand for its commodities.

After completing the acquisition of properties in East Central and Southern Alberta in September of 2004, our natural gas weighting increased from approximately 2% to approximately 13% of total production. As a result, the impact of natural gas prices has become more significant to us. Natural gas demand growth remains strong, particularly for electricity generation. Recently the price has become more closely related to oil pricing as the effects of fuel switching to high sulphur fuel oil now set a floor, rather than a ceiling, on the price of natural gas. During 2004, the price of natural gas at AECO experienced volatility due primarily to storage and weather related issues, and reached a peak of C$8.19/GJ on October 27th and a low of C$4.60/GJ on November 19th. It is expected that natural gas prices will remain healthy in 2005 with the potential for considerable price spikes should WTI prices remain strong and primary markets experience either a warm summer or a cold winter season. We have not, as yet, hedged any of our natural gas price exposure.

We anticipate that our gas production as a percentage of total production may decline slightly in 2005 as the 2005 capital budget does not include a proportionate amount for natural gas property development.

ROYALTIES

We pay Crown, freehold or overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and our crown royalties are based on a sliding scale dependent on production volumes and commodity prices. In certain situations, such as with some heavy oil production, the Alberta Energy and Utilities Board grants royalty 'holidays', effectively eliminating royalties on a specific well or group of wells.

For the three months ended December 31, 2004, our net royalties as a percentage of revenue were 16.5% ($21.2 million), compared to 16.0% ($6.4 million) in the same period in 2003, despite stronger commodity prices. The small increase in the royalty rate in the fourth quarter 2004 compared with the same period in 2003, relative to the 30% increase in net prices, is attributable to the lower royalty rate of the properties acquired in September.

For the full year 2004, our net royalties as a percentage of revenue were 16.4% ($54.2 million), compared to 13.8% ($16.4 million) in 2003. The higher royalty rate for full year 2004 compared to 2003 is primarily due to the higher royalty rates on the North Central Alberta properties and the Southeast Saskatchewan properties, which were acquired in the second quarter of 2004 and the fourth quarter of 2003, respectively. For 2005, we are anticipating our royalty rate as a percentage of net revenues to be between 15 and 17%.

OPERATING EXPENSE

                                      THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                   -----------------------------------  -------------------------------
($ PER BOE)                            2004         2003    % Change       2004        2003   % Change
----------------------------------------------------------------------  -------------------------------
Operating expense                  $   7.55     $   9.76        (23%)   $  8.72    $   9.33        (7%)
Realized gains on electricity
     derivative contracts             (0.18)       (0.26)       (31%)     (0.24)      (0.39)      (38%)
----------------------------------------------------------------------  -------------------------------
Net operating expense              $   7.37     $   9.50        (22%)   $  8.48    $   8.94        (5%)
----------------------------------------------------------------------  -------------------------------


Our operating expenses (before the impact of realized gains on electricity derivative contracts) for the three and twelve month periods ending December 31, 2004 were $25.7 million ($7.55/BOE) and $73.4 million ($8.72/BOE), respectively. For the same respective periods in 2003 (before the impact of realized gains on electricity derivative contracts), operating expenses were $13.3 million ($9.76/BOE) and $37.6 million ($9.33/BOE). The decrease in 2004 compared to 2003 is primarily due to the acquisition of lower operating cost properties from Storm and EnCana, slightly offset by the acquisition of the higher operating cost properties in Southeast Saskatchewan in the fourth quarter of 2003. The 2004 operating cost figures are in line with our previous guidance issued in mid-2004.

To help control operating expenses, a portion of our capital spending program is directed towards operating cost reduction initiatives such as water disposal, fluid handling and power reduction projects. We strive to minimize operating costs, which contributes to stronger netbacks, and can extend reserve life by making the extraction of reserves more economical later in the life of the property.

Electricity costs represent a significant portion of our operating costs, so efforts are constantly focused on ways to reduce electricity costs. In 2004, approximately 37% of our operating expenses related to electricity consumption, compared to approximately 60% in 2003. This reduction is a result of two factors. We handle significant volumes of water on our East Central Alberta oil production and processing and disposing of the water requires a large amount of electricity. In 2004, as part of our ongoing initiatives to control costs, we found a more efficient method to dispose of produced water, by injecting it into a different reservoir at vacuum, and reduced power costs in this core area. In addition, a large portion of the new properties acquired in 2004 do not require as much electricity in relation to other operating costs.

During 2004, monthly electricity costs varied from $42.46/MWh to $67.13/MWh. Through the application of electricity hedges, our exposure to volatile and rising costs was tempered. Alberta is a deregulated market and electricity prices are expected to remain volatile through 2005 and into 2006. We continue to mitigate this risk through hedging and are working on a variety of site optimization opportunities to minimize power consumption. We anticipate realizing further benefits from our electricity hedges in 2005 and 2006. Approximately 85% and 70% of our estimated Alberta electricity usage for 2005 and 2006 are hedged at an average price of $47.50 per MWh. This hedging activity should keep our 2005 electricity costs close to levels experienced in 2004, with operating costs in 2005 expected to average between $7.75/BOE and $8.50/BOE.

                                  THREE MONTHS ENDED DECEMBER 31           YEAR ENDED DECEMBER 31
                                ------------------------------------- -------------------------------
BENCHMARK PRICE                      2004         2003     % Change      2004        2003    % Change
--------------------------------------------------------------------- -------------------------------
Alberta Power Pool electricity
      price ($ per MWh)         $   54.94    $   54.77         0.3%  $  54.59    $  62.99         13%
--------------------------------------------------------------------- -------------------------------


GENERAL AND ADMINISTRATIVE (G&A) EXPENSE

                                   THREE MONTHS ENDED DECEMBER 31          YEAR ENDED DECEMBER 31
                                ------------------------------------- -------------------------------
($MILLIONS EXCEPT PER BOE)           2004         2003     % Change      2004        2003    % Change
--------------------------------------------------------------------- -------------------------------
G&A                              $    3.3     $    2.1          57%   $   8.6    $    4.1        110%
  Per BOE ($/BOE)                    0.98         1.50         (35%)     1.02        1.02          0%
Unit right compensation expense      10.6          0.1       10500%      11.4         0.2       5600%
  Per BOE ($/BOE)                    3.11         0.15        1973%      1.35        0.06       2150%
--------------------------------------------------------------------- -------------------------------
Total G&A                        $   13.9     $    2.2         532%   $  20.0    $    4.3        365%
  Per BOE ($/BOE)                $   4.09     $   1.65         148%   $  2.37    $   1.08        119%
--------------------------------------------------------------------- -------------------------------


The majority of our G&A expenses are related to salaries and other staffing costs. The portion of G&A charged against income in the fourth quarter of 2004 totaled $13.9 million ($4.09/BOE) compared to $2.2 million ($1.65/BOE) for the fourth quarter of 2003. For the twelve month period ended December 31, 2004, G&A expense totaled $20.0 million ($2.37/BOE) compared to $4.3 million ($1.08/BOE) for the same period in 2003.

The increase in G&A on a per BOE basis of 148% in the fourth quarter of 2004 compared to the same period in 2003 is the result of unit right compensation expense and annual bonuses paid and accrued for 2004.

A modification to our Unit Incentive Rights Plan in the fourth quarter of 2004 resulted in a prospective change in accounting for unit appreciation rights UARs. In previous quarters, UARs were valued, at the date they were granted, using a mathematical option valuation model and an expense was charged to G&A based on that valuation. Following the prospective accounting change, we now value vested UARs at the difference between exercise price and market price at each reporting period end to determine the related liability at the end of the period. Changes in the assumptions used in determining this liability, such as our Trust Unit price, the exercise price and the number of UARs vested at each accounting period will cause this liability to fluctuate and the difference is reflected as expense on the consolidated statement of income. For the fourth quarter of 2004, this non-cash amount in G&A accounted for $2.57/BOE.

In addition, approximately $1.8 million of UARs exercised and settled for cash in the fourth quarter were charged to income. Annual bonuses paid and accrued impacted the fourth quarter by approximately $0.28 per BOE. In 2005, we expect cash G&A expenses to average between $0.90-$1.00 on a per BOE basis.

INTEREST EXPENSE
                                          THREE MONTHS ENDED DECEMBER 31         YEAR ENDED DECEMBER 31
                                     --------------------------------------  ---------------------------------
($MILLIONS)                              2004           2003      % Change      2004         2003    % Change
---------------------------------------------------------------------------  ---------------------------------
Interest on short term debt          $    3.7       $    2.2           68%   $   9.4      $   5.6         68%
Interest on long term debt                5.5             --           --        5.5           --         --
---------------------------------------------------------------------------  ---------------------------------
Total interest expense               $    9.2       $    2.2          318%   $  14.9      $   5.6        166%
---------------------------------------------------------------------------  ---------------------------------


Interest expense in the three and twelve month periods ended December 31, 2004 was higher than in the same periods in 2003, primarily due to higher average debt balances resulting from the property acquisitions completed in the last half of 2004. Interest expense will be higher in 2005 than in the full year 2004 for this same reason. In addition, due to changes in generally accepted accounting principles, our convertible debentures will be reflected as debt, rather than equity, in 2005. This will result in interest on our convertible debentures being reflected in interest on long-term debt and reflected in net income.

Interest expense reflects the interest accrued on our outstanding bank debt and senior notes as well as amortization of related financing costs. Interest on our bank debt is levied at the prime rate plus 0 to 2.25% depending on our debt to cash flow ratio. Our outstanding convertible debentures have fixed interest rates at 9% for the first series (issued in January 2004) and 8% for the second series (issued in August 2004). The large number of conversions of convertible debentures during 2004 has reduced the balance of both series, and will result in lower interest expense on these debentures in 2005 than 2004. We issued long-term U.S. dollar denominated senior notes in October 2004, which bear interest at 7 ?% and mature on October 15, 2011. Issuing the senior notes enabled us to repay our bank bridge loan and a significant portion of the senior credit facility balance incurred with the acquisition of properties in September. Undertaking the long term senior note issue provides us with a natural hedge against fluctuations in currency exchange rates, increased financial flexibility and access to the U.S. capital markets.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

                                   THREE MONTHS ENDED DECEMBER 31       YEAR ENDED DECEMBER 31
                                  --------------------------------- ---------------------------------
($MILLIONS EXCEPT PER BOE)            2004        2003    % Change      2004        2003    % Change
------------------------------------------------------------------- ---------------------------------
Depletion and depreciation        $   44.7    $    9.2        386%   $  88.8    $   29.4        202%
Depletion of capitalized asset
     retirement costs                  3.8         1.6        138%       9.8         4.5        118%
Accretion on asset
     retirement obligation             1.3         0.7         86%       4.2         1.8        133%
------------------------------------------------------------------- ---------------------------------
Total depletion, depreciation
     and accretion                $   49.8    $   11.5        333%  $  102.8    $   35.7        188%
        Per BOE ($/BOE)           $  14.62    $   8.41         74%  $  12.20    $   8.86         38%
------------------------------------------------------------------- ---------------------------------

In the fourth quarter of 2004, our overall depletion, depreciation and accretion (DD&A) rate per BOE is higher compared to the same period in 2003, primarily due to the acquisitions made in 2004. The higher DD&A rate reflects the higher value netback for the acquired properties.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are attributable to the effect of changes in the value of the Canadian dollar relative to the U.S. dollar on our U.S. dollar denominated senior notes, slightly offset by the impact of U.S. dollar denominated deposits with hedge counter parties. For the year ended December 31, 2004, a foreign exchange gain of $7.1 million compares to a foreign exchange gain of $4.4 million in 2003. The higher gain in 2004 was primarily driven by the strengthening of the Canadian dollar to the U.S. dollar during the period the senior notes were outstanding.

DERIVATIVE CONTRACTS

All of our hedging activities are carried out pursuant to policies approved by the board of directors of Harvest Operations Corp. Management intends to facilitate stable monthly distributions by reducing the impact of volatility in commodity prices. As part of our risk management policy, management utilizes a variety of derivative instruments (including swaps, options and collars) to manage commodity price, foreign currency and interest rate exposures. These instruments are commonly referred to as `hedges' but may not receive hedge treatment for accounting purposes. Management also enters into electricity price and heat rate based derivatives to assist in maintaining stable operating costs. We reduce our exposure to credit risk associated with these financial instruments by only entering into transactions with financially sound, credit worthy counterparties.

When there is a high degree of correlation between the price movements in a derivative financial instrument and the item designated as being `hedged', and management documents the effectiveness of this relationship, we employ hedge accounting. Effective January 1, 2004, we implemented CICA Accounting Guideline 13, "Hedging Relationships" (AcG-13), which addresses the identification, designation and effectiveness of financial contracts for the purpose of applying hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and then tested to ensure they remain sufficiently effective in order to continue hedge accounting. As of October 1, 2004, we ceased to apply hedge accounting to our derivative contracts. As a result, from October 1, 2004 all of our derivatives are marked-to-market with the resulting gain or loss reflected in earnings for the reporting period. The mark-to-market valuation represents the amount that would be required to settle the contract on the period end date. Collectively, our contracts had a mark to market unrealized non-cash loss position on the balance sheet of $15.4 million as at December 31, 2004. Please refer to Note 16 in the consolidated financial statements for further information.

For 2004, we recorded a realized loss on commodity derivative contracts of $52.4 million, and an unrealized loss of $11.3 million. The realized loss portion reflects the revenue lost due to the derivative contracts in effect during that period. In 2003, we recorded a hedging loss of $18.9 million. Derivative contract losses in 2005, assuming similar commodity price levels, will be smaller than those experienced in 2004 as the volume of production hedged with swaps and collars with price ceilings has diminished.

DEFERRED CHARGES AND DEFERRED GAINS

The deferred charges asset balance on the balance sheet is comprised of two main components: deferred financing charges and deferred assets related to the discontinuation of hedge accounting. The deferred financing charges relate primarily to the issuance of the senior notes and bank debt and are amortized over the life of the debt. On the initial adoption of AcG-13, we recorded a deferred charge of $5.5 million, relating to the contracts not qualifying for hedge accounting at the time of adoption.

We discontinued the use of hedge accounting for all of our derivative financial instruments effective October 1, 2004. For contracts where hedge accounting had previously been applied, a deferred charge of $20.2 million and a deferred gain of $2.5 million was recorded equal to the fair value of the contracts at the time hedge accounting was discontinued, and a corresponding amount was recorded as a derivative contracts asset or liability. The deferred amount is recognized in income in the period in which the underlying transaction is recognized.

For the year ended December 31, 2004, $14.9 million of the deferred charge and $350,000 of the deferred gain has been amortized and recorded in gains and losses on derivative contracts. At December 31, 2004, $10.8 million has been recorded as a deferred charge, with $2.2 million recorded as a deferred gain related to derivative contracts.

GOODWILL

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of that acquired business. In June 2004, we completed a Plan of Arrangement with Storm Energy Ltd., and acquired certain oil and natural gas producing properties in North Central Alberta for total consideration of approximately $192.2 million. This transaction has been accounted for using the purchase price method, and resulted in us recording goodwill of $43.8 million in 2004. This goodwill balance will be assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

FUTURE INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of our corporate operating subsidiaries for financial reporting purposes and the related income tax balances. Future income taxes arise, for example, as depletion and depreciation expense recorded against capital assets differs from claims under related tax pools. Future taxes also arise when tax pools associated with assets acquired are different from the purchase price recorded for accounting purposes. While we realized a recovery of future income taxes during the year, the overall future tax liability on the balance sheet increased due to the future income taxes booked on the acquisition of Storm Energy Ltd. (described previously under "Goodwill").

We recorded future income tax expense of $3.6 million for the three month period ended December 31, 2004, and a recovery of $4.9 million for the three months ended December 31, 2003. Future income tax recoveries for the twelve month periods ended December 31, 2004 and 2003 were $10.4 million and $9.0 million, respectively.

ASSET RETIREMENT OBLIGATION (ARO)

Effective January 1, 2004, we adopted CICA Handbook Section 3110 "Accounting for Asset Retirement Obligations". In connection with a property acquisition or development expenditure, we will record the fair value of the ARO as a liability in the year in which an obligation to reclaim and restore the related asset is incurred. Our ARO costs are capitalized as part of the carrying amount of the assets, and are depleted and depreciated over our estimated net proved reserves. Once the initial ARO is measured, it must be adjusted at the end of each period to reflect the passage of time as well as changes in the estimated future cash flows that underlie the obligation.

Our asset retirement obligation has increased by $48.1 million in 2004 mainly due to the acquisitions of the North Central, East Central and Southern Alberta assets during the year.

LIQUIDITY AND CAPITAL RESOURCES

Our drilling and operational enhancement programs, as well as current financial commitments, are expected to be financed from cash flow from operations (see "Certain Financial Reporting Measures" in this MD&A). Our cash distributions to unitholders are financed solely from cash flow from operations. In 2004, our distribution payout ratio of 46% (calculated by dividing distributions to unitholders into cash flow from operations) resulted in significant free cash flow available for our capital expenditure programs and debt repayment. Management anticipates sufficient cash flow from operations in 2005 to be available for the planned capital development program of $75 million, expected distributions of $0.20 per unit per month and to repay a portion of outstanding bank debt. Given our significant amount of oil price hedges in place, management believes cash flows in 2005 will exceed cash distributions and budgeted capital expenditures under most WTI price scenarios. Should commodity prices stay strong, heavy oil differentials narrow and the Canadian dollar stabilize, we should have sufficient cash flow to repay a significant portion of our outstanding bank debt by the end of 2005. It is also important to note that to the extent our unitholders elect to receive distributions in the form of Trust Units rather than cash under our Distribution Reinvestment plan (DRIP); this further reduces net cash outlays. During 2004, DRIP participation was approximately 21%.

                                [GRAPHIC OMITTED]
                                   [BAR CHART]
                                PAYOUT RATIO (%)

                2003                                2004
----------------------------------   -------------------------------
   Q1       Q2         Q3       Q4        Q1      Q2      Q3      Q4
----------------------------------   -------------------------------
  93%      73%        45%      75%       69%     64%     41%     46%


The table below provides an analysis of our debt structure, including some key debt ratios. We believe that the current capital structure is appropriate given our low payout ratio and significant hedges in place. We intend to use cash flow after distributions and capital expenditures to repay bank debt.

                                                                    YEAR ENDED DECEMBER 31
                                                          -------------------------------------------
($ MILLIONS)                                                      2004           2003       % Change
-----------------------------------------------------------------------------------------------------
Bank debt                                                 $       75.5   $       63.3            19%
Senior notes                                                     300.5             --            --
Working capital deficit (surplus) excluding bank debt (2)         27.8          (9.8)          -384%
Equity bridge notes                                                 --           25.0            --
Convertible debentures                                            25.9             --            --
-----------------------------------------------------------------------------------------------------
Net debt obligations                                      $      429.7   $       78.5           447%
-----------------------------------------------------------------------------------------------------
Fourth quarter cash flow annualized                       $      214.2   $       54.8           291%
Trailing net debt to cash flow (times) (1)                         2.0            1.4            43%
-----------------------------------------------------------------------------------------------------

(1) Reflects realized hedging losses which were significant in the fourth quarter given the nature of our oil price hedges, which were primarily collars and swaps. Our hedges in 2005 are primarily instruments which do not place a cap on WTI price realizations.

(2) Excludes current portion of derivative contract assets and liabilities and Trust Unit incentive plan liability.

From time to time we may require additional external financing, in the form of either debt or equity, to further our business plan of maintaining production and reserves through acquisitions and capital expenditures. Our 2005 capital expenditure budget is likely not sufficient to maintain current production levels, but our cash flow from operations is expected to be at least sufficient to pay our distributions to unitholders and fund our capital spending program. We strive to maintain financial flexibility that will enable us to capitalize on acquisition opportunities as they arise or increase our capital spending budget. In financing any new acquisitions, we will likely access both the debt and equity markets in appropriate amounts so as to maintain a supportable capital structure. We target debt to cash flow between 1.0 to 1.5 times, but are comfortable with slightly higher levels immediately following an acquisition provided adequate hedging is in place to support forecasted cash flows. Our ability to obtain financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns, and interest and foreign exchange rates. Adverse changes in these factors could require management to alter our current business plan.

As a result of the acquisition of assets in East Central and Southern Alberta in September, our bank credit facility increased to $325 million. Proceeds from the issuance of the U.S. $250 million senior notes were used to partially repay amounts drawn under the credit facility. Outstanding bank debt plus working capital deficiency at December 31, 2004 totaled $103.3 million, leaving approximately $222 million undrawn. The amount available under the bank credit facility may be redetermined by our lenders from time to time based on lenders' estimates of future cash flows from our oil and natural gas properties. Thus, our ability to draw on this facility may change. We may draw under this facility, or complete additional financings in the form of senior notes, convertible debentures or Trust Units to expand the capital program or to finance additional acquisitions. We may also utilize bridge financing, similar to that used in 2003 and 2004, if required.

Our bank debt will be repaid or refinanced in June 2005 with a similar facility. As lenders calculate the amount of such facilities using conservative price assumptions, management does not anticipate a significant change to the amount available under the new facility. The long term to maturity of the senior notes allows us significant flexibility in determining how that particular debt is refinanced.

A breakdown of our outstanding Trust Units and potentially dilutive instruments are as follows:

                                                                      AS AT DECEMBER 31
                                                         ----------------------------------------
($ AMOUNTS ARE IN 000S)                                        2004             2003    % Change
-------------------------------------------------------------------------------------------------
Trust Units outstanding                                  41,788,500       17,109,006        144%

Exchangeable shares outstanding                             455,547               --          --

   Trust Units represented by Exchangeable Shares(1)        485,003               --          --

Market price of Trust Units at end of period ($/unit)         22.95            14.07         63%

Total market value of Trust Units at end of period(2)      $970,177      $   240,724        303%

9% Convertible debentures(3)                            $    10,700               --          --

8% Convertible debentures(4)                            $    15,159               --          --

Trust Unit rights outstanding(5)                          1,117,725        1,065,150          5%

Total Trust Units, diluted                               45,088,376       18,174,156        148%
-------------------------------------------------------------------------------------------------

(1) Exchangeable Shares are exchangeable into Trust Units at the election of the holder at any time. Based on the exchange ratio in effect on December 31, 2004 of 1.06466.

(2) Including Trust Units outstanding and assuming exchange of all Exchangeable Shares.

(3) Each debenture in this series has a face value of $1,000 and is convertible, at the option of the holder at any time, into Trust Units at a price of $14.00 per Trust Unit. If Debenture holders converted all outstanding debentures in this series at December 31, 2004 an additional 764,286 Trust Units would be issuable.

(4) Each debenture in this series has a face value of $1,000 and is convertible, at the option of the holder at any time, into Trust Units at a price of $16.25 per Trust Unit. If Debenture holders converted all outstanding debentures in this series at December 31, 2004 an additional 932,862 Trust Units would be issuable.

(5) Exercisable at an average price of $10.09 per Trust Unit as at December 31, 2004.

                                                                  AS AT DECEMBER 31
                                                      ----------------------------------------
($MILLIONS)                                                   2004           2003     % Change
----------------------------------------------------------------------------------------------
Total market capitalization(1)                        $      970.2   $      240.7         303%
Net debt                                                     429.7           78.5         447%
----------------------------------------------------------------------------------------------
Enterprise value (total capitalization)(2)            $    1,399.9   $      319.2         339%
----------------------------------------------------------------------------------------------

Net debt as a percentage of enterprise value (%)               31%            25%          24%
----------------------------------------------------------------------------------------------

(1)  Reflects conversion of exchangeable shares into Trust Units.

(2) Enterprise value as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds we have received from equity and debt.

The increase in net debt as at December 31, 2004 compared to 2003 is primarily the result of the Storm and EnCana acquisitions. Of the convertible debentures outstanding at December 31, 2004, $3.1 million have converted into Units through March 4, 2005 and we anticipate continued conversions through 2005.

CONTRACTUAL OBLIGATIONS
We have entered into the following contractual obligations:

                                                                              MATURITY
                                              -----------------------------------------------------------------
                                                          LESS THAN
ANNUAL CONTRACTUAL OBLIGATION ($ THOUSANDS)      TOTAL       1 YEAR   YEARS 1 - 3   YEARS 4 - 5  AFTER 5 YEARS
---------------------------------------------------------------------------------------------------------------
Short and long-term debt                       376,019       75,519            --            --        300,500
Interest on short and long-term debt           163,024       25,997        70,993        47,329         18,705
Interest on convertible debentures              10,008        2,176         6,527         1,305             --
Operating and premise leases                     7,094          400         4,304         2,390             --
Transportation and storage commitments              99           35            39            25             --
Capital commitments                                700          700            --            --             --
Asset retirement obligations                   334,803           --           729         3,648        330,426
---------------------------------------------------------------------------------------------------------------
Total                                          891,747      104,827        82,592        54,697        649,631
---------------------------------------------------------------------------------------------------------------

As at December 31, 2004 Harvest had entered into physical and financial contracts for production with average deliveries of approximately 23,524 barrels per day in 2005 and 16,250 barrels per day in 2006. We have also entered into financial contracts to minimize our exposure to fluctuating electricity prices and the U.S. / Canadian dollar exchange rate. Please see Note 16 to the consolidated financial statements for further details.

OFF BALANCE SHEET ARRANGEMENTS

We have a number of immaterial operating leases in place on moveable field equipment, vehicles and office space. The leases require periodic lease payments and are recorded as either operating costs or G&A. We also finance our annual insurance premiums, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

RELATED PARTY TRANSACTIONS

One of our directors and a corporation controlled by that director had advanced $25 million to Harvest pursuant to the equity bridge notes as at December 31, 2003. On January 2, 2004 we paid $665,068 in accrued interest on these notes. On January 26 and 29, 2004 we repaid the principal amount and paid $185,232 of interest accrued since December 31, 2003. The notes were amended on June 29, July 7 and July 9, 2004. These notes were then re-drawn by $30 million and repaid as to $20 million on August 11, 2004 and $10 million on December 30, 2004. The notes accrued interest at 10% per annum, were secured by a fixed and floating charge on the assets of Harvest and were subordinate to the interest of the senior secured lenders pursuant to Harvest Operations' credit facility.

We had the option to settle the quarterly interest payments under the equity bridge notes with cash or the issue of Trust Units. If we elected to issue Trust Units, the number of Trust Units to be issued to settle a quarterly interest payment would be the equivalent of the quarterly payment amount divided by 90% of the most recent ten-day weighted average trading price. We had the option at maturity of the notes to settle the principal obligation with cash or with the issue of Trust Units. The terms to settle principal with Units is the same as with the interest option described above.

A corporation controlled by one of our directors sublets office space from us and we provide administrative services to that corporation on a cost recovery basis.

CAPITAL ASSET EXPENDITURES

                                                         YEAR ENDED DECEMBER 31
                                             -----------------------------------------
($MILLIONS)                                         2004           2003      % Change
--------------------------------------------------------------------------------------
Land and undeveloped lease rentals            $      0.8     $      0.1          700%
Geological and geophysical                           0.5            0.2          150%
Drilling and completion                             23.0           10.1          128%
Well equipment, pipelines and facilities            14.0           15.1           (7%)
Capitalized G&A expenses                             3.6            1.3          177%
Furniture, leaseholds and office equipment           0.8            0.4          100%
--------------------------------------------------------------------------------------
Total development capital asset expenditures $      42.7    $      27.2           57%
Acquisitions                                 $     706.0    $     108.7          549%
--------------------------------------------------------------------------------------
Total capital asset expenditures             $     748.7    $     135.9          451%
--------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
                                  [PIE CHARTS]

                       CAPITAL ASSET EXPENDITURE BREAKDOWN

2004 ACTUAL CAPITAL BY CORE AREA (%)      2005 BUDGETED CAPITAL BY CORE AREA (%)
------------------------------------      --------------------------------------
        Southern AB  1%                               Southern AB  28%
        EC Alberta  49%                               EC Alberta   30%
        SE Sask     44%                               SE Sask      24%
        NC Alberta   6%                               NC Alberta   18%

Development expenditures excluding acquisitions totaled $8.8 million for the three month period ended December 31, 2004, resulting in full year development capital expenditures of $42.7 million. This compares to $27.2 million for the full year 2003. Throughout 2004, our capital expenditures were dedicated to ongoing optimization and development of existing assets, primarily in our existing core areas. We drilled a total of 30.5 net wells in 2004, with a success rate of 100%.

Excluding acquisitions, we expect that 2005 development capital expenditures will total approximately $75 million, and will be focused on production and reserve additions, and operating efficiency programs. In 2005, the development capital will be directed to the new areas including North Central Alberta and Southern Alberta, with an ongoing focus applied to East Central Alberta and Southeast Saskatchewan. As the development program progresses, we may reallocate funds between areas based on results achieved, with the goal of achieving optimal returns on capital investment. We do not anticipate being able to maintain production at year end 2004 rates through 2005 with our planned 2005 capital program. We anticipate average production for the year to be between 34,000 and 36,000 BOE/d.

DISTRIBUTIONS TO UNITHOLDERS AND TAXABILITY

Distributions to unitholders are financed with cash flow from operations. Since inception, we have communicated our intention to pursue a strategy that will allow us to sustain $0.20 per unit per month in distributions. During 2004, we paid $0.20 per Trust Unit for each month ($59.6 million) to Unitholders. This is the same per unit level paid to unitholders through 2003 ($29.1 million). The higher level of absolute distributions paid reflects a greater number of Units outstanding following the August equity issue, as well as the ongoing conversion of both the 9% and 8% series of convertible debentures.

However, our payout ratio has declined over the past two years, resulting in a 46% payout ratio in the fourth quarter of 2004, compared to 75% in the same period in 2003. Retained cash flow will continue to be used to fund debt repayment, capital development investments and possible future acquisition opportunities.

                                             THREE MONTHS ENDED DECEMBER 31           YEAR ENDED DECEMBER 31
                                            --------- ------------ ------------  --------- ------------ ------------
($MILLIONS EXCEPT PER TRUST UNIT AMOUNTS)       2004         2003     % Change       2004         2003     % Change
----------------------------------------------------- ------------ ------------  --------- ------------ ------------
Cash distributions declared                 $   24.8     $   10.2         143%   $   64.6     $   30.7         110%
  Per Trust Unit                                0.60         0.60           0%       2.40         2.40           0%

Taxability of distributions (%)                  N/A          n/a          --        100%          41%         144%
  Per Trust Unit                            $   2.40     $   2.40           0%   $   2.40     $   0.98         144%

Payout ratio (%)                                 46%          75%         -39%        50%          66%         -25%
----------------------------------------------------- ------------ ------------ ---------- ------------ ------------

Of the total distribution amount paid in 2004, $12.6 million was reinvested by unitholders through the issue of 0.8 million Trust Units under the Distribution Reinvestment Plan ("DRIP"). This reflects 21% participation under the DRIP. During 2005, management believes the DRIP will remain at levels similar to 2004. Should the percentage decrease, we will need to use a larger amount of cash flows to pay monthly distributions.

Our distributions paid to unitholders in 2004 totaled $0.20 per Trust Unit per month for an annual total of $2.40 per Trust Unit. However, we earned more taxable income in 2004 than the amounts distributed to unitholders. As a result, all distributions paid in the year are 100% taxable. No amount of the distributions is a return of capital. Our trust indenture requires that any taxable income we earned in Harvest Energy Trust as an independent taxable entity that exceeds the amount paid in distributions automatically becomes payable to unitholders. As a result of the excess taxable income earned in 2004, our unitholders will receive an additional allocation of taxable income of $0.252 per unit, which is also 100% taxable. This amount will be reported as a corresponding increase in taxable income shown on those unitholders' T3 slips.

In settlement of this additional taxable income payable, unitholders of record on March 31, 2005 will receive an additional payment of Trust Units equal to $0.252 per unit. Trust Units will be valued as at December 31, 2004 for this purpose, in accordance with the trust indenture. Applying the closing price of the Trust Units on December 31, 2004 of $22.95, each unitholder of record on March 31, 2005 will receive 0.01098 of a Trust Unit per Trust Unit held on that date in settlement of this incremental amount of taxable income. This payment, representing the excess income, will be made concurrently with the distribution payment to unitholders on April 15, 2005.

Payments to U.S. unitholders are subject to 15% Canadian withholding tax, which applies to the taxable portion of the distribution. After consulting with our U.S. tax advisors, we are of the view that 2004 distributions are "qualified dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. These dividends are eligible for the reduced tax rate applicable to long-term capital gains. However, the distributions may not be qualified dividends in certain circumstances, depending on the holder's personal situation (i.e. if an individual holder does not meet a holding period test). Where the distributions do not qualify, they should be reported as ordinary dividends. U.S. and other non-resident unitholders are urged to consult independent legal advice on how their distributions should be treated for tax purposes.

SENSITIVITIES

The table below indicates the impact of changes in key variables on several of our financial measures. The figures in this table are based on the Units outstanding as at December 31, 2004 and our existing commodity price risk management program, and are provided for directional information only.

-------------------------------------------------------------------------------------------------------------------------
                                                                          VARIABLE
                                   --------------------------------------------------------------------------------------
                                          WTI      HEAVY OIL PRICE       CRUDE OIL   CANADIAN BANK  FOREIGN EXCHANGE RATE
                                    PRICE/BBL     DIFFERENTIAL/BBL      PRODUCTION      PRIME RATE              U.S./CDN.
-------------------------------------------------------------------------------------------------------------------------
Assumption                          $40.00 US            $15.00 US    35,000 bbl/d           4.25%                  1.21
Change (plus or minus)               $1.00 US             $1.00 US     1,000 bbl/d           1.00%                  0.01

ANNUALIZED IMPACT ON:
Cash flow from operations ($000's)     $4,630               $7,456         $12,370            $631                $2,399
Per Trust Unit, basic                   $0.00                $0.18           $0.29           $0.02                 $0.06
Per Trust Unit, diluted                 $0.06                $0.17           $0.29           $0.02                 $0.05

Payout ratio                             0.8%                 2.2%            3.7%            0.2%                  0.7%
-------------------------------------------------------------------------------------------------------------------------

As noted above, our commodity price risk management program can reduce sensitivities due to the oil price derivatives executed under our risk management program. Those contracts in place as at December 31, 2004 are documented in the table below. The prices shown for collars, indexed puts and participating swaps are floor prices. The nature of those instruments allows us to participate in positive price movements above these levels, while providing fixed price realizations if the market price drops below the floor price.

                                            2005                                   2006
                             --------------------------------------------------------------------
                             Volume (bbls/d)  Pricing ($/bbl)   Volume (bbls/d)  Pricing ($/bbl)
-------------------------------------------------------------------------------------------------
WTI Crude Oil Swaps                    1,028     $      23.12                --               --
WTI Crude Oil Collars                  3,996     $      28.16                --               --
WTI Indexed Put Contracts             18,500     $      35.95             3,750     $      34.00
WTI Participating Swaps                   --               --             8,750     $      38.16
-------------------------------------------------------------------------------------------------


EXAMPLE OF PRICE REALIZATIONS WITH `INDEXED PUT' COMMODITY DERIVATIVE CONTRACT (7,000 BBLS/DAY)

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]        THE  GRAPH TO THE  LEFT  SHOWS  THE  HARVEST  REALIZED
[LINE CHART]             PRICE PLOTTED AGAINST A CHANGING WTI PRICE. THE GOLD
                         LINE IS OUR REALIZED PRICE AND THE BLUE LINE IS THE WTI
                         PRICE. THE FLOOR IS SET AT $35.00, SO IF WTI IS BELOW
                         $35, WE REALIZE $35. FOR SPOT PRICES ABOVE $35, WE
                         RECEIVE SPOT PRICE LESS 34% OF THE DIFFERENCE BETWEEN
                         SPOT PRICE AND $35, UNTIL WTI REACHES $45, AT WHICH
                         TIME WE WILL REALIZE THE WTI PRICE LESS $3.40 AT THAT
                         PRICE POINT AND HIGHER.
--------------------------------------------------------------------------------


CRITICAL ACCOUNTING POLICIES

OIL AND GAS ACCOUNTING

In accounting for oil and gas activities, we can choose to account for our oil and natural gas activities using either the full cost or the successful efforts method of accounting.

We follow the Canadian Institute of Chartered Accountants guideline 16, "Oil and Gas Accounting - Full Cost" for the full cost method of accounting for our oil and natural gas activities. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses on disposition of oil and natural gas properties are not recognized unless that disposition would alter the rate of depletion by 20% or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil. The reserve estimates used in these calculations can have a significant impact on net income, and any downward revision in this estimate could result in a higher depletion and depreciation expense. In addition, a downward revision of this reserve estimate could require an additional charge to income as a result of the computation of the prescribed ceiling test calculation under this guideline. Under this method of accounting, an impairment test is applied to the overall carrying value of the capital assets for a Canada-wide cost centre with reserves valued at estimated future commodity prices at period end.

Under the successful efforts method of accounting, all exploration costs, except costs associated with drilling successful exploration wells, are expensed in the period in which they are incurred and costs are recorded on a property by property basis. Impairment is also determined on a property by property basis.

The difference between these two approaches is not expected to produce significantly different results for us as the drilling activity we undertake is of a low risk nature and success rates are high; however, each policy is likely to generate a different carrying value of capital assets and a different net income.

CRITICAL ACCOUNTING ESTIMATES

There are a number of critical estimates underlying the accounting policies applied when preparing the consolidated financial statements due to timing differences between when certain activities take place and when these activities are reported on. Changes in these estimates could have a material impact on our reported results.

RESERVES

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. In the process of estimating the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions such as:

     > Expected reservoir characteristics based on geological, geophysical and engineering assessments;

     > Future production rates based on historical performance and expected future operating and investment activities;

     >   Future oil and gas prices and quality differentials; and

     >   Future development costs.

Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income, capital assets and the asset retirement obligation.

The estimates in reserves impact many of our accounting estimates including our depletion calculation. A decrease of reserves by 10% would result in an increase of approximately $11 million in our depletion expense.

ASSET RETIREMENT OBLIGATION

In the determination of our asset retirement obligation, management is required to make a significant number of estimates with respect to activities that will occur in many years to come. In arriving at the recorded amount of the asset retirement obligation numerous assumptions are made with respect to ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and expected changes in legal, regulatory, environmental and political environments. The asset retirement obligation also results in an increase to the carrying cost of capital assets. The obligation accretes to a higher amount with the passage of time as it is determined using discounted present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income. It is difficult to determine the impact of a change in any one of our assumptions. As a result, a reasonable sensitivity analysis cannot be performed.

IMPAIRMENT OF CAPITAL ASSETS

In determining if the capital assets are impaired there are numerous estimates and judgments involved with respect to our cash flow estimates. The two most significant assumptions in determining cash flows are future prices and reserves.

The estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The prices used in carrying out our impairment test are based on prices derived from a consensus of future price forecasts amongst industry analysts. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate.

If forecast WTI crude oil prices were to fall to a range between high U.S.$20 to low U.S.$30 levels, the initial assessment of impairment indicators would not change; however, below that level, we would likely experience an impairment. Although, oil and natural gas prices fluctuate a great deal in the short-term, they are typically stable over a longer time horizon. This mitigates potential for impairment.

Any impairment charges would reduce our net income.

It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserve estimate and the estimated undiscounted cash flows is complex. As a result, we are unable to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on our assessment of impairment.

CHANGES IN ACCOUNTING POLICY

ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued Handbook Section 3110, "Asset Retirement Obligations". This standard requires recognition of a liability representing the fair value of the future retirement obligations associated with property, plant and equipment. This fair value is capitalized and amortized over the same period as the underlying asset. The standard is effective for all fiscal years beginning on or after January 1, 2004. See Notes 3 and 7 to our consolidated financial statements.

HEDGING RELATIONSHIPS

In November 2002, the CICA published an amended Accounting Guideline 13, "Hedging Relationships". The guideline establishes conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. The guideline impacted our net income and net income per Trust Unit, as certain financial instruments for oil and natural gas do not qualify for hedge accounting. See Note 16 to our consolidated financial statements. Where hedge accounting does not apply, any changes in the fair values of the financial instruments relating to a period can either reduce or increase net income for that period. We adopted this standard January 1, 2004, which has resulted in a reduction in our pretax income of $11.3 million. At October 1, 2004, we ceased hedge accounting for all of our derivative instruments.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

In an effort to harmonize Canadian GAAP with U.S. GAAP, the Canadian Accounting Standards Board has recently issued new Handbook sections:

     >   1530, Comprehensive Income;

     >   3855, Financial Instruments--Recognition and Measurement; and

     >   3865, Hedges.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives. Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

     > financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and

     >   certain financial instruments that qualify for hedge accounting.

Sections 3855 and 3865 make use of "other comprehensive income". Other comprehensive income comprises revenues, expenses, gains and losses that are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, foreign currency, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. As we do not apply hedge accounting to any of our derivative instruments, we do not expect these pronouncements to have a significant impact on our consolidated financial results.

VARIABLE INTEREST ENTITIES ("VIES")

In June 2003 the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 defines VIEs as entities in which either: the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 harmonizes Canadian and U.S. GAAP and provides guidance for companies consolidating VIEs in which it is the primary beneficiary. The guideline is effective for all annual and interim periods beginning on or after November 1, 2004. We do not expect this guideline to have a material impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS

The Canadian Institute of Chartered Accountants Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" has been amended to provide guidance for classifying certain financial instruments, that embody obligations which may be settled by the issuance of the issuer's equity shares, as debt when the instrument that embodies the obligations does not establish an ownership relationship. As a result of this amendment, the convertible debentures will be reclassified from equity to debt, with possibly a small portion representing the value of the conversion feature, remaining in equity. At this time, management has not fully assessed the allocation, if any, between debt and equity. The mandatory effective date for the amendment is for fiscal years beginning on or after November 1, 2004.

OPERATIONAL AND OTHER BUSINESS RISKS

Our financial and operating performance are subject to risks and uncertainties which include, but are not limited to: operational risk, reserve risk, commodity price risk, financial risk, environmental health and safety risks, regulatory risks, and other risks specifically discussed previously in this MD&A. We intend to continue executing our business plan to create value for unitholders by paying stable monthly distributions and increasing the net asset value per Trust Unit. All of our risk management activities are carried out under policies approved by the board of directors of Harvest Operations Corp., and are intended to mitigate the risks noted above as follows:

OPERATIONAL RISK ASSOCIATED WITH THE PRODUCTION OF OIL AND NATURAL GAS:

     >   Applying a proactive management approach to our properties;

     > Selectively adding skilled and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and

     > Remunerating employees with a combination of average industry salary and benefits combined with a merit-based bonus plan to reward success in execution of our business plan.

RESERVE RISK WITH RESPECT TO THE QUANTITY OF RECOVERABLE RESERVES:

     > Acquiring oil and natural gas properties that have high-quality reservoirs combined with mature, predictable and reliable production and thus reduce technical uncertainty;

     > Subjecting all property acquisitions to rigorous operational, geological, financial and environmental review; and

     > Pursuing a capital expenditure program to reduce production decline rates, improve operating efficiency and increase ultimate recovery of the resource-in-place.

COMMODITY PRICE RISK, ARISING FROM FLUCTUATIONS IN OIL AND NATURAL GAS PRICES DUE TO MARKET FORCES:

     > Maintaining a risk-management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and recommend to the board of directors of Harvest Operations Corp. action to be taken;

     > Maintaining a program to manage variability in commodity prices and electricity costs utilizing swaps, collars and option contracts with a portfolio of credit-worthy counterparties; and

     >   Maintaining a low cost structure to maximize product netbacks.

FINANCIAL RISKS, SUCH AS VOLATILITY IN EQUITY MARKETS, FOREIGN EXCHANGE RATES, INTEREST RATES, PRICE DIFFERENTIALS, CREDIT RISK AND ABILITY TO MEET DEBT SERVICE OBLIGATIONS:

     > Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;

     > Retaining up to 50 percent of the cash available for distribution to finance capital expenditures and future property acquisitions;

     > Monitoring our financial position and foreign exchange markets with the intent of taking steps necessary to minimize the impact of fluctuations in foreign currency exchange rates;

     > Comparing actual financial performance against pre-determined expectations and making changes where necessary; and

     > Carrying adequate insurance to cover property and business interruption losses.

ENVIRONMENTAL, HEALTH AND SAFETY RISKS ASSOCIATED WITH WELL AND PRODUCTION
FACILITIES:

     > Adhering to our safety program and keeping abreast of current industry practices;

     > Committing funds on an ongoing basis, toward the remediation of potential environmental issues; and

     > Accumulating sufficient cash resources to pay for future asset retirement costs.

REGULATORY RISKS ARISING FROM CHANGING GOVERNMENT POLICY RISKS, INCLUDING REVISIONS TO ROYALTY LEGISLATION, INCOME TAX LAWS, AND INCENTIVE PROGRAMS RELATED TO THE OIL AND NATURAL GAS INDUSTRY:

     > Retaining an experienced, diverse and actively involved board of directors to ensure good corporate governance; and

     > Engaging technical specialists when necessary to advise and assist with the implementation of policies and procedures to assist in dealing with the changing regulatory environment.


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